*KH 3/5

[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2013
12 REGISTRATIONS BRANCH

SECUR 13010817 ION
Washington, D.C. ...

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SEC FILE NUMBER
8- 27844

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cadaret, Grant & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Lincoln Center, 5th Floor
(No. and Street)

Syracuse	New York	13202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur F. Grant 315-471-2191
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/13

OATH OR AFFIRMATION

I, Arthur F. Grant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cadaret, Grant & Co., Inc, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA FOWLER
NOTARY PUBLIC STATE OF NEW YORK
NO 01FO5077198
COMMISSION EXPIRES
MAY 5, 2015

[Signature]
Signature

President
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CADARET, GRANT & CO., INC.
DECEMBER 31, 2012

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENT	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 8

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Cadaret, Grant & Co., Inc.

We have audited the accompanying statement of financial condition of Cadaret, Grant & Co., Inc. (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cadaret, Grant & Co., Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 26, 2013

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

CADARET, GRANT & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 5,847,719
Cash segregated under federal and other regulations	2,748,260
Commissions and other receivables from broker-dealers and mutual funds	7,850,000
Deposit with clearing broker	100,000
Other receivables	370,959
Investment securities, at fair value	876,409
Other assets	715,844
Fixed assets, net	895,095
TOTAL ASSETS	$ 19,404,286

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payables to mutual funds and customers	$ 390,325
Accounts payable and accrued expenses	1,569,059
Commissions payable	7,141,342
Total liabilities	9,100,726
Stockholder's equity:	
Common stock, $0.01 par value; 400,000 shares authorized, 104,688 shares issued and outstanding	1,047
Additional paid-in capital	135,239
Retained earnings	10,167,274
Total stockholder's equity	10,303,560
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 19,404,286

See accompanying notes to statement of financial condition.

CADARET, GRANT & CO., INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Cadaret, Grant & Co., Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of a financial services holding company (the "Parent"). The Company's principal offices are located in Syracuse, New York, and Mount Arlington, New Jersey. The Company has registered representatives located throughout the United States. Major sources of revenues are investment advisory fees and commissions from sales of mutual funds and insurance products. Other sources of revenues are commissions from sales of corporate stocks, municipal bonds and other securities.

NOTE 2. SUMMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash equivalents consist of highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis, with related commission income and expense reported on a trade date basis.

Commissions and other receivables from broker dealer and mutual funds

Commissions and other receivables are stated at the amounts the Company expects to collect. The Company considers accounts receivable to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established or the accounts will be charged to income when that determination is made by management. Unpaid balances remaining after the stated payment terms are considered past due. Recoveries of previously charged-off accounts are recorded when received.

Investment advisory fees

Investment advisory fees are computed and recorded quarterly using the fair value of investments in customers' accounts at the end of each calendar quarter multiplied by each account's contractual rate.

Fixed assets

Fixed assets are stated at cost and are depreciated based on their estimated useful lives using accelerated methods. Useful lives range from 3 to 7 years.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

Effective January 1, 2010, the Company, with the consent of its stockholder, elected to report under the provisions of Subchapter S of the Internal Revenue Code and all applicable state tax codes. By electing Subchapter S status, income attributable to the Company will pass through to the stockholder, who will be responsible for any income taxes thereon.

The Company reports its income taxes as part of a consolidated tax return filed by its Parent.

The Company, on converting to an S corporation, is potentially subject to a built-in gains tax, net of cumulative built-in tax losses, to the extent applicable, should the sale of certain assets occur during a time period as defined by Internal Revenue Code regulations. During 2012, the sale of Company investments resulted in net built-in gains of $1,117. These gains were offset by previously established built-in losses and, therefore, no provision for built-in gains tax was required in 2012.

Further, management does not currently anticipate significant future sales of assets requiring the payment of built-in gains tax.

At December 31, 2012, no accruals have been made for any amounts that may be advanced or paid as dividends to the Parent to assist the stockholders of the Parent in paying their personal income taxes related to income attributable to the Company for the year ended December 31, 2012. Generally, distributions of this type are recorded when they are declared by the Company's board of directors.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years prior to 2009.

Fair value measurements

Pursuant to FASB ASC 820, *Fair Value Measurement*, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy,

NOTE 2. SUMMARYOF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (continued)
the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Subsequent events
The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 3. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions that periodically exceed federally insured limits. At December 31, 2012, the amounts in cash accounts exceeding federally insured limits was approximately $7,000,000.

NOTE 4. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At December 31, 2012, cash of $2,748,260 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. These reserve accounts exceeded regulatory requirements.

NOTE 5. DEPOSIT WITH CLEARING BROKER

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis. The clearing agreement requires the Company to maintain a deposit of $100,000 with the clearing broker. Such amount bears interest at current market rates.

NOTE 6. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total	Valuation technique
Assets:					
Investment securities, at fair value					
Financial companies	$ 289,493	$ -	$ -	$ 289,493	(a)
Technology	120,655	-	-	120,655	(a)
Consumer goods	92,922	-	-	92,922	(a)
Industrial goods	61,377	-	-	61,377	(a)
Retail	57,340	-	-	57,340	(a)
Healthcare	34,913	-	-	34,913	(a)
Utilities	41,989	-	-	41,989	(a)
Other	177,720	-	-	177,720	(a)
Total investment securities, at fair value	876,409	-	-	876,409	
Money market funds, included in cash and cash equivalents	1,171,252	-	-	1,171,252	(a)
Total	$ 2,047,661	$ -	$ -	$ 2,047,661	

Investment securities consist of marketable equity securities recorded at fair value with changes in fair market value recorded through earnings.

NOTE 7. FIXED ASSETS

Fixed assets consisted of the following at December 31, 2012:

Furniture and fixtures	$ 118,084
Leasehold improvements	325,904
Equipment	3,989,130
Automobiles	194,332
	4,627,450
Less: accumulated depreciation	(3,732,355)
Property and equipment, net	$ 895,095

NOTE 8. COMMITMENTS AND CONTINGENCIES

The Company has entered into operating leases for its office facilities. At December 31, 2012, future minimum rental commitments under operating leases are as follows:

Year ending December 31:	
2013	$ 640,725
2014	659,044
2015	610,871
2016	623,239
2017	635,606
Total	$ 3,169,485

In the normal course of business, the Company may be a party to litigation and regulatory matters. As of December 31, 2012, the Company was not involved in any significant regulatory issues. However, the Company is a defendant in various FINRA arbitration filings brought by former customers. Although the Company believes that the claims are without merit and intends to vigorously defend its position, the ultimate outcome of these matters cannot presently be determined and the amount of liability with respect to them, if any, cannot be reasonably estimated. The Company's management believes that the resolution of these matters will not result in any material adverse effect on the Company's statement of financial condition. If the assessment of a contingency indicates that is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's statement of financial condition. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

NOTE 9. RELATED-PARTY TRANSACTIONS

Pursuant to an administrative service arrangement ("Arrangement") with the Parent and a sister organization, the Company is reimbursed for the services provided by certain employees and for overhead expenses it pays for these entities. For the year ended December 31, 2012, the amount of the reimbursement paid to the Company was $459,820 under this Arrangement. At December 31, 2012, there is $300,000 payable to the sister organization that is included in accrued expenses in the statement of financial condition.

NOTE 10. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the Company to maintain minimum net capital, as defined. Further, the rule requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

At December 31, 2012, the Company had net capital of $7,154,622, which was $6,573,928 in excess of its required net capital of $580,694. The Company's percentage of aggregate indebtedness to net capital was 122% at December 31, 2012.

NOTE 11. PROFIT SHARING PLAN

The Company has a qualified profit sharing retirement plan ("Plan") with a 401(k) deferred compensation provision covering all eligible employees as described in the plan. The Company may make matching and/or discretionary contributions to the plan, which are determined annually by management.